SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the quarter period ended March 31, 2003

DSG International Limited

(Translation of registrant’s name into English)

17/F Watson Centre, 16-22 Kung Yip Street, Kwai Chung, New Territories, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☒  No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

DSG INTERNATIONAL REPORTS FIRST QUARTER FINANCIAL RESULTS

DULUTH, Ga., July 18, 2003-DSG International Limited (NASDAQ: DSGIF) today announced financial results for the first quarter period ended March 31, 2003.

Net sales for the first quarter of 2003 increased 3.8% to $57.6 million over the $55.5 million in the first quarter last year. Loss from continuing operations for the first quarter of 2003 was $1.2 million, compared to a loss of $826,000 in the first quarter of 2002. Net income from discontinued operations was $820,000 in the first quarter of 2002. Net loss in the first quarter of 2003 was $1.2 million compared to a net loss of $6,000 for the first quarter of 2002.

The majority of the sales growth in the first quarter of 2003 resulted from the North American and Asian regions. Gross profit margin improved by 0.5% to 24.1% in the first quarter of 2003 compared with the same quarter last year. The improved gross profit margin performance was mainly attributed to production cost savings in the Company’s South East Asian operations due to the localization of production.

Selling, general and administrative expense as a percentage of net sales in the first quarter of 2003 was 24.7% compared to 25.6% in the first quarter last year. On March 20, 2003, the Company granted and issued 1,175,000 restricted shares and 195,000 share options to executive directors and key employees under the Company’s Equity Participation Plan that was adopted in March 2002. The $4.4 million fair value of the restricted shares was recorded at fair market value on the date of grant with a corresponding charge to stockholders’ equity. The unearned portion is being amortized as compensation expense on a straight line basis over the related vesting period. In the first quarter of 2003, $213,000 was charged to stock-based compensation and included in general and administrative expense. Including this charge, operating loss from continuing operations in the first quarter of 2003 was $387,000 compared to an operating loss of $1.1 million in 2002.

The Company’s interest expense in the first quarter of 2003 was $341,000 compared to $564,000 in the same period last year. The reduction in interest expense is primarily the result of lower debt levels. The Company’s other income in the first quarter 2003 increased to $158,000 from $55,000 in 2002 primarily due to interest income earned by investing the net cash proceeds from the disposal of the Company’s Australian subsidiaries, which occurred in the fourth quarter of 2002. Compared to last year, the 2002 loss from continuing operations was favorably impacted due to a $1.7 million tax credit realized by the Company’s North American operations. Excluding the impact of this first quarter 2002 tax credit the net loss in the first quarter of 2002 would have been approximately $2.5 million, which is greater than the 2003 net loss of $1.2 million.

Brandon Wang, Chairman, said, “ The first quarter of 2003 reflected a modest increase in sales revenue over the same period last year. During this first quarter, the Company has improved its gross margins and been able to lower its operating expenses compared to the first quarter of 2002. In the first quarter of 2003 the Company operated under very demanding market conditions in all of its markets. Although margins and operating expenses have improved in the first quarter of this year compared to 2002, the current market situation has resulted in lower margins and higher operating expenses than anticipated as the Company encounters and contends with competitive pressures in the sale of its products. We expect that these market dynamics might possibly continue for the remainder of the year. While the Company recorded an operating loss of $387,000 in the current quarter it remains an improvement over the $1.1 million operating loss incurred in the same period last year. Competitive market pressures will continue to present challenges to our business in the coming quarters. As a result of this market environment the Company will throughout all aspects of its business continue to review cost reduction opportunities. We will endeavor to provide our retail customers with customized marketing programs that result in increased sales which benefit consumers by providing good economic value while attempting to preserve financial returns for our shareholders”.

DSG International Limited and its predecessors have been in the business of manufacturing and distributing disposable diapers since 1973. With manufacturing plants in Wisconsin, Ohio and Washington, the Company also maintains manufacturing operations in Hong Kong, Great Britain, China, Thailand, Indonesia and Malaysia. Additionally, the Company distributes its products throughout Asia, North America and Europe. The Company produces private label disposable diapers, adult incontinence products and training pants at certain of its operations. Its best selling brands include “Fitti®”, “Pet Pet®”, “Cosies®”, “Cosifits®”, “Baby Love®”, “Babyjoy®”, “Lullaby®”, “Cares®”, “Cuddles®”, “Super Fan-nies®”, “Dispo 123™”, “Handy™”, “Certainty®”, “Merit®” and “Drypers®”.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

This news release may contain forward-looking statements or predictions. These statements represent our judgment as of this date and are subject to risks and uncertainties that could cause actual results or events to differ materially from those expressed in such forward-looking statements. Potential risks and uncertainties are discussed in depth in DSG International Ltd. filings with the SEC, copies of which may be accessed through the SEC’s World Wide Web site at http://www.sec.gov.

July 18, 2003

STATEMENTS OF OPERATIONS AND BALANCE SHEET DATA

The Statements of Operations for the three-month period ended March 31, 2003 and 2002, and the Balance Sheet information as of March 31, 2003, are derived from unaudited financial statements which, in the opinion of the management, include all necessary adjustments, consisting only of normally recurring adjustments, for a fair presentation of the results of operations for these time frames. The results for the periods, however, are not necessarily indicative of the results for the full year.

SUMMARY OF RESULTS

(In thousands, except per share amounts)

	Three months ended March 31,
	2003	2002
Net sales	$57,646	$55,538

Gross profit	13,886	13,126
Gain on sale of property, plant and equipment	(57)	—
Selling, general and administrative expense	(14,216)	(13,991)
Restructuring expenses	—	(200)

Operating loss	(387)	(1,065)
Interest expense	(341)	(564)
Exchange gain	282	151
Other income	158	55

Loss from continuing operation before income taxes and minority interest	(288)	(1,423)
(Provision) credit for income taxes	(644)	995
Minority interest	(306)	(398)

Loss from continuing operations	(1,238)	(826)
Discontinued operations:
Income from discontinued operations before income taxes	—	969
Provision for income taxes	—	(149)

Income from discontinued operations	—	820

Net loss	$(1,238)	$(6)

Loss per share:
Basic	$(0.18)	$(0.00)

Diluted	$(0.18)	$(0.00)

Weighted average number of shares outstanding
Basic	6,989	6,989

Diluted	7,187	6,989

STATEMENTS OF COMPREHENSIVE INCOME

(Dollars in thousands, unaudited)

	Three months ended March 31,
	2003	2002
Net loss	$(1,238)	$(6)
Other comprehensive income (expense)
Foreign currency translation adjustments	(5)	507

Comprehensive income (loss)	$(1,243)	$501

BALANCE SHEET DATA

(Dollars in thousands, unaudited)

	March 31, 2003	December 31, 2002
Working capital	$24,583	$27,956
Total assets	128,942	129,867
Long-term debt	8,305	9,197
Shareholders’ equity	58,206	59,032

On March 31, 2003, the Company had cash and cash equivalents of $29.3 million.

Included as Exhibits to this 6-K Report

Exhibit
99.1	Certification Letter from the Chief Executive Officer
99.2	Certification Letter from the Chief Financial Officer

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DSG INTERNATIONAL LIMITED (Registrant)

By:	/s/ EDMUND J. SCHWARTZ
Chief Financial Officer

Date: July 18, 2003

Index to Exhibits

Exhibit No.
99.1	Certification by Brandon Wang pursuant to 18 U.S.C. Section 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002

99.2	Certification by Edmund J.Schwartz pursuant to 18 U.S.C. Section 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002